UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

BLUCORA, INC.
(Exact name of registrant as specified in its charter)

DELAWARE	000-25131	91-1718107
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)
10900 NE 8th Street, Suite 800
Bellevue, Washington 98004
(Address of principal executive offices)
(425) 201-6100
Registrant’s telephone number, including area code

Mark Finkelstein
Chief Legal & Administrative Officer and Secretary
(425) 201-6100
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

x Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 through December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01.    Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Blucora, Inc. has evaluated the products that Blucora, Inc. and its subsidiaries manufacture or contract to manufacture and has determined that certain products contain certain “conflict minerals,” which for the purposes of this specialized disclosure report on Form SD, mean gold, tantalum, tin, and tungsten, that are necessary for the functionality or production of the products.

A copy of Blucora’s Conflict Minerals Report is filed as Exhibit 1.01 to this specialized disclosure report on Form SD and is publicly available under the Financial Information, SEC Filings section of Blucora’s website at www.blucora.com.

Item 1.02    Exhibit

A copy of Blucora’s Conflict Minerals report is filed as Exhibit 1.01 to this specialized disclosure on Form SD and is publicly available under the Financial Information, SEC Filings section of Blucora’s website at www.blucora.com.

Section 2 – Exhibits

Item 2.01     Exhibits

The following exhibit is being filed with this specialized disclosure report on Form SD:

Exhibit No.                    Description

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Specialized Disclosure Report on Form SD